                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*

                            RATEXCHANGE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   7540911060
                        ------------------------------
                                 (CUSIP Number)

                                 APRIL 3, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

                       (Continued on the following pages)
                              (Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 2 of 12 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

        Highfields Capital Management LP
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                     5.   Sole Voting Power   2,837,682
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power  2,837,682
    PERSON
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power  --0--

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        2,837,682
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)     [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           9.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

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-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 3 of 12 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

        Highfields GP LLC
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                     5.   Sole Voting Power   2,837,682
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power  2,837,682
    PERSON
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power  --0--

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        2,837,682
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)     [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           9.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

           OO
--------------------------------------------------------------------------------

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-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 4 of 12 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

        Jonathon S. Jacobson
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                     5.   Sole Voting Power   2,837,682
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power  2,837,682
    PERSON
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power  --0--

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        2,837,682
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)     [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           9.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

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-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 5 of 12 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

        Richard L. Grubman
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------
                     5.   Sole Voting Power   2,837,682
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power  2,837,682
    PERSON
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power  --0--

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        2,837,682
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)     [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           9.9%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 6 of 12 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

        Highfields Capital Ltd.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
      (a) [_]
      (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

         Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
                     5.   Sole Voting Power   1,986,377
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power  1,986,377
    PERSON
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power  --0--

--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        1,986,377
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)     [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           7.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 7 of 12 Pages
-------------------                                           ------------------


On April 3, 2003, Ratexchange Corporation (the "Issuer") completed a private placement financing (the "Financing") in which the Funds (as defined below) participated. In connection with the Financing, the Issuer issued shares of Series B convertible preferred stock, convertible promissory notes and warrants to purchase shares of Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock" and, together with the Series B convertible preferred stock and the convertible promissory notes, the "Securities"). The Series B convertible preferred stock and convertible promissory notes are convertible under certain circumstances into shares of Common Stock. As of April 11, 2003, the maximum number of shares of Common Stock that the Funds would be able to acquire, in the aggregate, upon conversion or exercise of the Securities within sixty (60) days is 2,837,682 shares. The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of Common Stock outstanding as of April 3, 2003.

Item 1(a).        Name of Issuer:

                  Ratexchange Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Pine Street, Suite 500, San Francisco, California 94111

Item 2(a).        Name of Person Filing:

                  This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, the "Funds"):

                  (i) Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management") and investment manager to each of the Funds,

                  (ii) Highfields GP LLC, a Delaware limited liability company ("Highfields GP") and the General Partner of Highfields Capital Management,

                  (iii) Jonathon S. Jacobson, a Managing Member of Highfields GP, and

                  (iv)     Richard L. Grubman, a Managing Member of Highfields
                           GP.

                  This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the laws of the Cayman Islands, B.W.I., with respect to the shares of Common Stock of the Issuer beneficially owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman).

                  Highfields Capital Management, Highfields GP, Mr. Jacobson, Mr. Grubman and Highfields Capital Ltd. are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Address for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 8 of 12 Pages
-------------------                                           ------------------

                  c/o Highfields Capital Management
                  200 Clarendon Street, 51st Floor
                  Boston, Massachusetts 02116

                 Address for Highfields Capital Ltd.:

                  c/o Goldman Sachs (Cayman) Trust, Limited
                  Harbour Centre, Second Floor
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

Item 2(c).        Citizenship:

                  Highfields Capital Management - Delaware
                  Highfields GP - Delaware
                  Jonathon S. Jacobson - United States
                  Richard L. Grubman - United States
                  Highfields Capital Ltd. - Cayman Islands, B.W.I.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).        CUSIP Number:

                  754091106

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a)

          |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

                  (b)      |_|      Bank as defined in Section 3(a)(6) of
                                    the Act (15 U.S.C. 78c).

                  (c)      |_|      Insurance company as defined in Section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)      |_|      Investment company registered under
                                    Section 8 of the Investment Company Act of
                                    1940 (15 U.S.C. 80a-8).

                  (e)      |_|      An investment adviser in accordance with
                                    ss.240.13d-1(b)(1)(ii)(E);

                  (f)      |_|      An employee benefit plan or endowment
                                    fund in accordance with
                                    ss.240.13d-1(b)(1)(ii)(F);

                  (g)      |_|      A parent holding company or control
                                    person in accordance with
                                    ss.240.13d-1(b)(1)(ii)(G);

                  (h)      |_|      A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act (12 U.S.C. 1813);

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-------------------                                           ------------------
CUSIP No. 754091106                     13G                   Page 9 of 12 Pages
-------------------                                           ------------------

                  (i)      |_|      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                  (j)      |_|      Group, in accordance with
                                    ss.240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

                  (a) Amount beneficially owned: 2,837,682 shares of Common
                      Stock

                  (b) Percent of class: 9.9%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote  2,837,682

                      (ii)  Shared power to vote or to direct the vote --0--

                      (iii) Sole power to dispose or to direct the disposition
                            of  2,837,682

                      (iv) Shared power to dispose or to direct the disposition of --0--

                  For Highfields Capital Ltd.:

                  (a) Amount beneficially owned: 1,986,377 shares of Common
                      Stock

                  (b) Percent of class: 7.2%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote  1,986,377

                      (ii)  Shared power to vote or to direct the vote --0--

                      (iii) Sole power to dispose or to direct the disposition
                            of   1,986,377

                      (iv) Shared power to dispose or to direct the disposition of --0--

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are beneficially owned by the Funds. Highfields Capital Ltd.

-------------------                                          -------------------
CUSIP No. 754091106                     13G                  Page 10 of 12 Pages
-------------------                                          -------------------

                  beneficially owns 7.2% of the shares; both Highfields Capital I LP and Highfields Capital II LP individually own less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                          -------------------
CUSIP No. 754091106                     13G                  Page 11 of 12 Pages
-------------------                                          -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   April 11, 2003
                                  ---------------------------------------------
                                                       Date

                                  HIGHFIELDS CAPITAL MANAGEMENT LP

                                  By:  Highfields GP LLC, its General Partner

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                   Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                                  Name/Title

                                  HIGHFIELDS GP LLC

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                  Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                                 Name/Title

                                  JONATHON S. JACOBSON

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                                Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                                Name/Title

                                  RICHARD L. GRUBMAN

                                  /s/ Kenneth H. Colburn
                                  ---------------------------------------------
                                               Signature

                                  Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                              Name/Title

-------------------                                          -------------------
CUSIP No. 754091106                     13G                  Page 12 of 12 Pages
-------------------                                          -------------------

                                   HIGHFIELDS CAPITAL LTD.

                                   By:  Highfields Capital Management LP,
                                        its Investment Manager

                                   By: Highfields GP LLC, its General Partner

                                      /s/ Kenneth H. Colburn
                                   --------------------------------------------
                                                 Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                  ---------------------------------------------
                                                 Name/Title